UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AMBASSADORS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

023178-10-6

(CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

SCHEDULE 13G

CUSIP No. 023178-10-6

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) PETER V. UEBERROTH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,390,000(1)

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 1,390,000(1)

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.93%

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of 1,300,000 shares of common stock and options to purchase 90,000 shares of common stock, of which 67,500 are exercisable and 22,500 options will become exercisable on June 28, 2005.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: AMBASSADORS INTERNATIONAL, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1071 CAMELBACK STREET NEWPORT BEACH, CA 92660

Item 2.

(a)	Name of Person Filing: PETER V. UEBERROTH

(b)	Address of Principal Business Office:

1071 CAMELBACK STREET NEWPORT BEACH, CA 92660

(c)	Citizenship: UNITED STATES

(d)	Title of Class of Securities: COMMON STOCK

(e)	CUSIP Number: 023178-10-6

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4. Ownership.

(a)	Amount beneficially owned: 1,390,000 (1)

(b)	Percent of class: 13.93%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,390,000(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 1,390,000(1)

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6. Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9. Notice of Dissolution of Group: NOT APPLICABLE

Item 10. Certification: NOT APPLICABLE

Page 3 of 4 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2005	/s/ BRIAN R. SCHAEFGEN

BRIAN R. SCHAEFGEN
ATTORNEY-IN-FACT

Page 4 of 4 pages

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Brian R. Schaefgen and Laura Tuthill, Chief Financial Officer and Corporate Controller, respectively, of Ambassadors International, Inc. (the “Company”), or either of them signing singly, and with full power of substitution, as the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) or any rule or regulation of the SEC;

2.	execute for an on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of the Company, Forms 3, 4 and 5 in accordance with Section 16(a) of the Act and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned’s ownership, acquisition or disposition of securities of the Company;

3.	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to (i) complete and execute any such Form 3, 4, 5 or other forms or reports the undersigned may be required to file in connection with the undersigned’s ownership, acquisition or disposition of securities of the Company, (ii) complete and execute any amendment or amendments thereto, and (iii) timely file such forms or reports with the SEC and any stock exchange or similar authority; and

4.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of January 2005.

/s/ PETER V. UEBERROTH
PETER V. UEBERROTH